BUSINESS FIRST BANCSHARES, INC.

April 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Eric Envall

Re:	Business First Bancshares, Inc.
Request for Accelerated Effectiveness Registration Statement on Form S-3 File No. 333-223043

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Business First Bancshares, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it will become effective on Friday, April 27, 2018, at 4:00 p.m., Eastern time, or as soon as possible thereafter.

Please contact Lowell W. Harrison, Esq. of Fenimore, Kay, Harrison and Ford, LLP at (512) 583-5905 or John T. Wilson, Jr. of Fenimore, Kay, Harrison and Ford, LLP at (512) 583-5923 with any questions you may have with this request. In addition, please notify either Mr. Harrison or Mr. Wilson by telephone when this request for acceleration has been granted.

Very truly yours,

BUSINESS FIRST BANCSHARES, INC.

By:	/s/ David R. Melville, III
Name:	David R. Melville, III
Title:	President and Chief Executive Officer

cc:	Lowell W. Harrison, Fenimore, Kay, Harrison & Ford, LLP John T. Wilson, Jr., Fenimore, Kay, Harrison & Ford, LLP